

05040255

MAR 2 9 2005

SECI ... SSION
Wasnington, D.C. 20549

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APR 0 7 2005
THOMSON FINANCIAL

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IDB Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Volpe (212) 551-8684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick J. Marron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IDB Capital Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial Principal

Title

THEODORE D. ITZKOWITZ
Notary Public, State of New York
No. 30-4758612, Qualified in Nassau County
Certificate Filed in New York County
Commission Expires January 31, 2007



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors and Stockholders of
IDB Capital Corp.:

We have audited the accompanying statement of financial condition of IDB Capital Corp. (the Company) as of December 31, 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IDB Capital Corp. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2005

(1) Organization

IDB Capital Corp. (the Company), is a wholly owned subsidiary of Israel Discount Bank of New York (the Parent), a New York State chartered banking corporation. The Company is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company is an introducing broker-dealer for customers of the Parent, conducting trades on an agency and riskless principal basis. The Company invests its proprietary funds in fixed income securities. The Company does not carry customer accounts or perform custodial functions related to customer securities.

The Company clears its securities transactions on a fully disclosed basis through Fiserv Securities Inc. (the Clearing Broker).

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

(b) Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities that have not reached their contractual settlement date are recorded net in the statement of financial condition. Securities owned are valued at market, with the resulting unrealized gains or losses included in income.

Brokerage revenues, derived from securities transactions for clients, consist of commissions earned on transactions conducted on an agency basis and trading revenue earned from transactions conducted on a riskless principal basis. Such brokerage revenues and related clearing expenses are recorded on a trade date basis, as securities transactions occur and are presented on a net basis in the statement of income.

(c) Income Taxes

The Company records income taxes in accordance with the liability method. The Company is included in the consolidated Federal and combined state and local income tax returns filed by Discount Bancorp, Inc., the Parent holding Company of Israel Discount Bank of New York. Federal, state, and local taxes are allocated to the Company based on its share of the consolidated tax. State and local taxes of the consolidated group are based upon taxable assets.

The Company has no significant temporary differences.

(Continued)

(d) Fair Value of Financial Instruments

Financial instruments, which consist of cash, cash and securities on deposit with clearing organization, securities owned, and accounts receivable, are reported at their carrying amounts which approximate fair value.

(3) Receivable from Clearing Broker

The Company is required to maintain deposits with its clearing broker in order to conduct its business. At December 31, 2004, deposits with its clearing broker consisted of cash in the amount of $2,842,000.

The Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Required for Guarantees of Indebtedness of Others* (FIN 45) provides accounting and disclosure requirements for certain guarantees. In this regard, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limitation for any losses incurred due to any customer's failure to satisfy its contractual obligations. However, the transaction are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the these transactions, there were no amounts to be indemnified to the Clearing Broker for the customers accounts at December 31, 2004.

(4) Securities Owned, at Market

At December 31, 2004, Securities owned, at market, are comprised of the following securities (in thousands):

GNMA securities	$	47
FHLB securities		2,274
FHLMC securities		2,671
Corporate Bond		989
Total	$	5,981

Securities owned may be pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations. At December 31, 2004, mortgage-backed securities with a total market value of $12,087 were pledged as collateral to the Clearing Broker.

IDB CAPITAL CORP.

Notes to Financial Statements

December 31, 2004

(5) Related Party Transactions

The Company is charged a quarterly fee by the Parent for salaries, office space, fixed assets, legal services and other administrative support pursuant to a service agreement between the Company and the Parent. Total fees charged by the Parent for services provided totaled $207,000 for the year ended December 31, 2004 and are included in other expenses in the Company's statement of income. Due to Parent includes amounts due for services received and income taxes of $71,000 and $355,000, respectively, for the year ended December 31, 2004.

Included in cash on the statement of financial condition is a deposit with the Parent of $458,016 as of December 31, 2004.

The Company also purchases securities for the Parent for which it receives brokerage commissions. The Company recorded fees from the Parent of $52,500, which is included in brokerage fees, net on the statement of income. At December 31, 2004, $52,500 of brokerage fees were due from the Parent.

The majority of transactions executed by the Company are for customers introduced by the Parent.

(6) Employee Benefit Plans

The Company participates in the Parent's 401(k) plan (the Plan) covering substantially all employees who qualify as to age, length of service, and employment date. The Plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions to the Plan for the year ended December 31, 2004, totaled $19,588 and are included in employee compensation and benefits on the Company's statement of income.

The Company also participates in the Parent's deferred compensation plan. Participation is open to First Vice Presidents and above and permits the participants to defer up to 10% of their base annual salary. The deferred compensation plan document describes methods by which participants can receive a Company match amount as well as a return on their investment. The Company's match is included in employee compensation and benefits in the statement of income.

(7) Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the Rule). The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of operations and 15 to 1 thereafter. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital of $9,479,000, which was $9,229,000 in excess of its required net capital of $250,000.

IDB CAPITAL CORP.

Statement of Financial Condition

December 31, 2004

(In thousands)

Assets

Cash	$	1,927
Receivable from clearing broker		2,842
Securities owned, at market		5,981
Accounts receivable and accrued interest receivable		50
Due from Parent		53
Prepaid expenses		15
Total assets	$	10,868

Liabilities and Stockholder's equity

Liabilities:		
Accounts payable and accrued expenses	$	123
Due to Parent		426
Total liabilities		549
Stockholder's equity:		
Common stock, par value $25. Authorized 20,000 shares; issued and outstanding 10,000 shares		250
Retained earnings		10,069
Total stockholder's equity		10,319
Total liabilities and stockholder's equity	$	10,868

See accompanying notes to financial statements.